EXHIBIT 12


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                                           COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                           OF TEXACO ON A TOTAL ENTERPRISE BASIS (UNAUDITED)
                                             FOR THE THREE MONTHS ENDED MARCH 31, 1999 AND
                                          FOR EACH OF THE FIVE YEARS ENDED DECEMBER 31, 1998
                                          --------------------------------------------------
                                                         (Millions of dollars)


                                                              For the Three
                                                              Months Ended               Years Ended December 31,
                                                             March 31, 1999     1998     1997      1996      1995       1994

Income from continuing operations,  before provision or
   benefit for income taxes and cumulative effect of
   accounting changes effective 1-1-98 and 1-1-95..........           $ 227    $  892   $3,514    $3,450   $1,201   $1,409
Dividends from less than 50% owned companies
   more or (less) than equity in net income................              15        --      (11)      (4)        1       (1)
Minority interest in net income............................              19        56       68        72       54       44
Previously capitalized interest charged to
   income during the period................................               4        22       25        27       33       29
                                                                      -----    ------   ------    ------   ------   ------
        Total earnings.....................................             265       970    3,596     3,545    1,289    1,481
                                                                      -----    ------   ------    ------   ------   ------

Fixed charges Items charged to income:
     Interest charges......................................             142       664      528       551      614      594
     Interest factor attributable to operating
          lease rentals....................................              22       120      112       129      110      118
     Preferred stock dividends of subsidiaries
          guaranteed by Texaco Inc.........................               8        33       33        35       36       31
                                                                      -----    ------   ------    ------   ------   ------
        Total items charged to income......................             172       817      673       715      760      743

   Interest capitalized....................................               8        26       27        16       28       21
   Interest on ESOP debt guaranteed by Texaco Inc..........              --         3        7        10       14       14
                                                                      -----    ------   ------    ------   ------   ------
        Total fixed charges................................             180       846      707       741      802      778
                                                                      -----    ------   ------    ------   ------   ------

Earnings available for payment of fixed charges............           $ 437    $1,787   $4,269    $4,260   $2,049   $2,224
   (Total earnings + Total items charged to income)                   =====    ======   ======    ======   ======   ======


Ratio of earnings to fixed charges of Texaco
   on a total enterprise basis.............................            2.43      2.11     6.04      5.75     2.55     2.86
                                                                      =====    ======   ======    ======   ======   ======
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